SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of October 2016

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

The registrant hereby incorporates all parts, except for “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 24, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on page 24 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 28 October 2016	By	/ s / Jason Wright
(Authorised Signatory)

Quarterly Management Statement, 30 September 2016

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2016 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2015.

Supplementary information for Santander UK plc is included in Appendix 4.

A glossary of the main terms used in the Quarterly Management Statement is included in Appendix 2 and is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the nine months ended

30 September 2016

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK Group Holdings plc	1

Quarterly Management Statement, 30 September 2016

Nathan Bostock, Chief Executive Officer, commented:

“I am pleased to report a strong set of results for the first nine months of the year, with solid business performance, continued cost discipline, and good credit quality. We also continue to see the benefits that our customer-centric and innovative approach is delivering in an improved customer experience and increased loyalty across our business.

Although we have not seen a material impact on our business in the short period since the EU referendum, we do expect a more challenging macroeconomic environment ahead. This increased caution has prompted us to revise our 2018 return on tangible equity, cost-to-income and NPL ratio targets, as disclosed at the 2016 Banco Santander Strategy Update in late September, and which are re-affirmed today.

By building upon the strong foundations we already have in place, Santander UK is well positioned to succeed despite macroeconomic headwinds. Our business is adaptable, innovative and efficient, giving me confidence in our ability to continue to give outstanding value to our customers. Furthermore, our good business performance, strong balance sheet and position as the only scale challenger in the UK provide us with opportunities to further build our product set and relationships with existing and new customers in the period ahead.”

9M16 business and financial highlights 1

•	Profit before tax of £1,555m, up 9%; adjusted profit before tax [2,5] of £1,491m, up 5%

•	440,000 new 1|2|3 World customers and growth in retail current account balances of £11.3bn

•	Net mortgage lending of £1.0bn and net lending to corporates of £1.9bn

•	NIM of 1.48% and Banking NIM [5] of 1.77% down from FY15, impacted by SVR attrition and asset margin pressure

•	Non-interest income of £935m, up 24%; adjusting for the £119m gain on sale of our Visa Europe Limited shareholding in Q216, up 8% [5], predominantly due to higher 1|2|3 Current Account fees

•	Operating costs down £7m at £1,792m; when adjusted for £55m Banking Reform costs, were down 3% [5], with digitalisation and product simplification supporting operational efficiency

•	CET 1 capital ratio of 11.1% with higher profits and steady capital generation, offset by recent rates volatility impact on the accounting position of the defined benefit pension scheme

	9M16	9M15
Income statement highlights	£m	£m
Net interest income	2,656	2,675
Non-interest income [3]	935	754
Operating expenses before impairment losses, provisions and charges	(1,792)	(1,799)
Impairment losses on loans and advances	(103)	(52)
Provisions for other liabilities and charges	(141)	(154)
Profit before tax	1,555	1,424
Adjusted profit before tax [2,5]	1,491	1,424

	30.09.16	31.12.15
Balance sheet highlights	£bn	£bn
Customer loans	201.2	198.6
- of which mortgages	153.8	152.8
- of which corporates	28.3	26.4
Customer deposits	169.5	162.3
CET 1 capital ratio	11.1%	11.6%
PRA end-point Tier 1 leverage ratio [4]	4.0%	4.0%

1.	See Appendix 1 for notes and Appendix 2 for glossary.
2.	A number of specific gains and expenses impacted the financial results for 9M16, with an aggregate impact on profit before tax of £64m. See Appendix 1 for reconciliation to the nearest IFRS measure.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4.	9M16 leverage ratio was calculated applying the amended definition, as published in the Jul16 PRA statement.
5.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	2

Quarterly Management Statement, 30 September 2016

Banco Santander Group Strategy Update and revised 2018 targets 1

•	On 30 September 2016, Banco Santander hosted an investor and analyst event in London, where we provided an update on our 2015-2018 strategy and the ongoing development of our franchise and business model to ensure future success.

•	At the event, we also updated three of our 2018 targets to reflect revised economic forecasts, and in particular lower for longer interest rates as follows:

•	RoTE [2,4] target was revised down from 12%-14% to 8%-10%, driven by lower expected net interest margin and balance sheet growth, as a result of slower GDP growth. Our previous assumption that the base rate would be 2% by 2018 was significantly higher than the current forecast of 0.25%.

•	Cost-to-income ratio (CIR) was revised from <50% to 50%-52%, a consequence of lower revenue generation. We will seek further cost efficiencies to partially offset pressure on income.

•	NPL ratio was revised from <1.5% to <2.0%, as a consequence of some deterioration in the expected employment rate and normalisation from cyclically low levels.

Delivering on our 2016-18 commitments 1

Our 2018 commitments were established in Sep15 and refined in Sep16, as outlined above.

The key to our success remains unchanged, with a focus on our people and behaviours, while delivering a culture of Simple, Personal and Fair, and being deeply engaged in the communities in which we operate.

Our 2018 targets, in line with our aim to be the best bank for our stakeholders, are outlined below:

Customers	2018 target	30.09.16	31.12.15
Loyal retail customers (million)	4.7	3.7	3.7
Loyal SME and Corporate customers	308,000	285,000	266,000
Retail customer satisfaction (FRS) [3]	Top 3	62.7%	62.9%
Average of 3 highest performing peers		62.5%	62.0%
Digital customers (million)	6.5	4.5	3.9

•	Our loyal retail customer base continues to grow (up 86,000 since end 2015), with total deposits by customers with a primary banking relationship up 10% to £94.0bn.

•	Our client-centric infrastructure and an award-winning international proposition continued to improve the depth of customer relationships and to drive business growth with UK companies.

•	FRS reported our retail customer satisfaction was in line with the average of our three highest performing peers on a rolling 12-month basis as of Sep16, 62.7% versus 62.5%. Further improvement in customer satisfaction remains at the heart of our plans.

•	Digital customers continued to increase strongly, with more than two million customers using our mobile apps each month. Recently, we launched an online end-to-end re-mortgaging platform and continue to deploy innovative propositions to enhance our customer experience.

Shareholders	2018 target	30.09.16	31.12.15
Adjusted Return on Tangible Equity (Adjusted RoTE 4 ) / RoTE [2,4]	8% - 10%	see below	see below
Cost-to-income ratio (CIR)	50% - 52%	50%	53%
Non-performing loan (NPL) ratio	< 2.00%	1.54%	1.54%
CET 1 capital ratio	c12%	11.1%	11.6%
Dividend payout ratio	50%	N/A	50%

•	Return on ordinary shareholders’ funds[5] of 10.1% (2015: 6.8%) and adjusted RoTE [2,4] of 11.0% (2015: RoTE of 8.2%) were supported by solid business performance, cost discipline and good credit quality, in part offsetting the adverse impact of the bank corporation tax surcharge. Statutory RoTE [4] was 12.1%.

•	CIR improved to 50% absorbing ongoing investment and Banking Reform costs, while capturing operational and digital efficiencies.

•	The NPL ratio was 1.54%, with all loan books performing well, supported by prudent lending criteria.

•	The CET 1 capital ratio was 11.1% with higher profits and steady capital generation, offset by recent rates volatility on defined benefit pension scheme accounting position. There was also an adverse impact on the Prudent Valuation Adjustments (PVA) and RWA levels for credit and counterparty risk.

1.	See Appendix 1 for notes and Appendix 2 for glossary.
2.	Adjusted RoTE [4] includes phasing adjustments to facilitate comparison with the year end ratio. See Appendix 1 for details.
3.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for the full note.
4.	Non-IFRS measure. See Appendix 1.
5.	Return on ordinary shareholders’ funds is the nearest IFRS measure to RoTE, which is our key performance indicator.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 30 September 2016

	9M16	9M15	Change
Summarised consolidated income statement [1]	£m	£m	%
Net interest income	2,656	2,675	(1)
Non-interest income [2]	935	754	24

Total operating income	3,591	3,429	5

Total operating expenses before impairment losses, provisions and charges	(1,792)	(1,799)	—

Impairment losses on loans and advances	(103)	(52)	98
Provisions for other liabilities and charges	(141)	(154)	(8)

Total operating impairment losses, provisions and charges	(244)	(206)	18

Profit before tax	1,555	1,424	9

Tax on profit	(459)	(307)	50

Profit after tax for the period	1,096	1,117	(2)

9M16 compared to 9M15

•	Net interest income was down 1%, with continued SVR attrition and asset margin pressure, partially offset by increased lending and retail liability margin improvement. NIM was 1.48% and Banking NIM [4] was 1.77%.

•	Non-interest income was up 24% at £935m, largely due to a £119m gain on the sale of our Visa Europe Limited shareholding and higher 1|2|3 Current Account fees. Excluding the £119m gain in Q216 [3], non-interest income was up 8% [4].

•	Operating expenses before impairment losses, provisions and charges were £7m lower at £1,792m, with operational efficiency absorbing investment in business growth, regulatory costs, and the ongoing enhancements to our digital channels. Adjusting for £55m Banking Reform costs [3] in the period, operating expenses were down 3% [4].

•	Impairment losses on loans and advances increased to £103m, in part due to a single loan in Global Corporate Banking that moved to non-performance in Q216 and lower releases. Overall, all loan portfolios continue to perform strongly.

•	Provisions for other liabilities and charges decreased 8%, mainly due to lower non-PPI conduct costs that offset an additional £30m PPI charge made for a specific portfolio under a past business review in Q316.

•	Tax on profit increased by 50% to £459m with the effective tax rate increasing from 22% to 30%. These increases are primarily driven by the 8% bank corporation tax surcharge and higher profits.

1.	See Appendix 1 for notes and Appendix 2 for glossary.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	A number of specific gains and expenses impacted the financial results for 9M16, with an aggregate impact on profit before tax of £64m. See Appendix 1 for reconciliation to the nearest IFRS measure.
4.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 30 September 2016

Ring-fencing update

•	We are making good progress with our current ring-fencing plans and remain in close and constructive dialogue with the PRA as we move into implementation of the new business plan, expected to complete by mid-2018.

•	Our current plan is for Santander UK plc to be the legal entity for our ring-fenced bank and Abbey National Treasury Services plc (ANTS) to be the legal entity for our non-ring-fenced bank. As an indication, these entities under the planned target business model and using Jun16 data would have customer assets of £173bn and £28bn, respectively.

•	We expect to provide further information around our 2016 results, keeping all stakeholders updated as we transition towards our new business model.

Pension valuation

•	Following an ongoing review of key management judgments, we made changes to our methodology for deriving assumptions for discount rate and inflation for IAS19 valuation purposes pertaining to the UK Group Pension Scheme.

•	Our new discount rate methodology better reflects management’s estimate of long-dated credit risk implied in bond yields appropriate for the cash flow liabilities of the scheme. We also moved to a scheme cash flow derived inflation rate to bring consistency with the discount rate.

•	The net accounting deficit of our funded defined benefit pension scheme as at Sep16 was £(258)m (2015: £483m surplus), with the net positive impact of new methodology on liabilities of £457m.

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £397m, which includes an additional provision charge of £30m made this quarter for a specific portfolio under a past business review. The total provision represents our best estimate of future PPI related claims costs including the impact of the delayed two year time bar. Monthly utilisation, excluding pro-active customer contact, during the period was broadly in line with the 2015 average.

•	Considerable uncertainty remains as a result of the Aug16 FCA consultation with regards to the impact that profit share will have on the Plevin provision calculation, which may affect future expected payments. The ongoing uncertainty on this matter has prevented us from reliably estimating an additional provision, which will remain under review for the remainder of 2016.

•	Existing non-PPI related conduct provisions amounted to £82m, relating predominantly to wealth and investment products.

2016 Outlook

•	The UK’s decision to leave the EU has led to economic uncertainty and financial market volatility which we expect to continue. In the near-term, we expect this to result in lower consumer confidence and, over time, lower economic growth. In addition, the lower value of sterling, when combined with an ongoing increase in oil prices, is likely to lead to higher inflation.

•	We will continue to focus on loyalty and deeper customer relationships while delivering operational and digital excellence, supported by our strong balance sheet and business momentum.

•	We expect Banking NIM[1] in 2016 to remain broadly stable, supported by a stronger Q416 margin. This revised guidance is predominantly driven by retail liability margin improvement from the 1|2|3 World interest rate changes taking effect in Q416 that will offset the reduction in the base rate, continued SVR attrition and competitive pressures on new asset margins.

•	We expect our net mortgage lending to be slightly below the market due to a management pricing action as we continue to focus on customer service in what remains a highly competitive market. The decline in the SVR balance is likely to be slightly lower than the net £8.1bn reduction in 2015. We expect net corporate lending to be ahead of the market in line with our previous guidance.

•	Following the recent changes to 1|2|3 World, we continue to see net positive inflows and believe the 1|2|3 Current Account continues to be an outstanding proposition for many customers.

•	Cost management remains a key focus while we continue to grow the business. Key initiatives include operational and digital efficiencies, omni-channel optimisation and organisational simplification and streamlining.

•	We will provide our outlook for 2017 at the time of our full year 2016 results.

•	Since 30 September 2016, trends evident in the business operating results have not changed significantly.

1.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 30 September 2016

	30.09.16	31.12.15
Summary of segmental balance sheet assets and liabilities [1]	£bn	£bn
Customer loans
Retail Banking	165.8	164.8
Commercial Banking	21.8	20.9
Global Corporate Banking	6.5	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.2	198.6

Other assets	103.1	82.8

Total assets	304.3	281.4

Customer deposits
Retail Banking	143.8	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	2.8	3.0
Corporate Centre	3.2	3.9

Total customer deposits	169.5	162.3

Medium Term Funding (MTF)	49.8	50.4
Other liabilities	68.8	53.0

Total liabilities	288.1	265.7

Shareholders’ equity	15.8	15.3
Non-controlling interests [2]	0.4	0.4

Total liabilities and equity	304.3	281.4

Loan-to-deposit ratio	118%	121%

	30.09.16	31.12.15
Summarised consolidated capital, leverage, liquidity and funding [1]	£bn	£bn
Capital and leverage
CET 1 capital	9.9	10.0
Total qualifying regulatory capital	14.9	14.9
Risk-weighted assets (RWAs)	89.1	85.8

CET 1 capital ratio	11.1%	11.6%
Total capital ratio [3]	16.7%	17.4%
PRA end-point Tier 1 leverage ratio [4]	4.0%	4.0%

Liquidity
Liquidity Coverage Ratio (LCR)	129%	120%
LCR eligible liquidity pool	46.4	38.7

Funding
Total wholesale funding	64.4	64.7
- of which with a residual maturity of less than one year	22.7	21.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	204%	183%

1.	See Appendix 1 for notes and Appendix 2 for glossary.
2.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).
3.	Total capital ratio of 16.7% was impacted by the transitional treatment of minority interests and grandfathering rules.
4.	9M16 leverage ratio was calculated applying the amended definition, as published in the Jul16 PRA statement.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 30 September 2016

Balances

•	Customer loans grew £2.6bn to £201.2bn, with net increases of £1.0bn in residential mortgage balances and £1.9bn in loans to UK companies.

•	Other assets consist largely of cash, derivatives, government securities, investment portfolios and joint venture assets. The increase of £20.3bn reflects a higher level of assets held for liquidity purposes and the increases in the fair value of interest rate and cross currency derivative assets as a result of market volatility.

•	Customer deposits increased £7.2bn to £169.5bn, with continued net positive inflows to the 1|2|3 Current Account. Retail banking current account balances grew £11.3bn to a total of £64.5bn, partially offset by lower savings balances.

•	The LDR decreased to 118%, with continued growth in Retail Banking current account balances.

Capital and leverage

•	The CET 1 capital ratio was 11.1% with higher profits and steady capital generation offset by recent rates volatility on the accounting position of the defined benefit pension scheme. There was also an adverse impact on the PVA, and higher RWAs. The pension valuation methodology changes, as discussed on page 5, had a c. 25bps positive impact on CET 1 capital ratio.

•	RWAs were up 4% to £89.1bn, due to higher assets and the impact of market volatility which increased credit and counterparty risk.

•	The total capital ratio decreased to 16.7%, due to the lower CET 1 capital ratio and the transitional impact of the CRD IV Minority Interest and grandfathering rules.

•	The leverage ratio of 4.0% was calculated applying the amended definition, as published in the Jul16 PRA statement.

Liquidity and funding

•	The LCR eligible liquidity pool increased £7.7bn to £46.4bn, reflecting prudent liquidity planning and an increase in the collateral received for derivatives, which are used to hedge our foreign currency MTF issuance. Wholesale funding with a residual maturity of less than one year was slightly higher at £22.7bn. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 204% coverage ratio.

•	MTF issuance was £8.2bn (sterling equivalent) of which £5.6bn was senior unsecured debt.

•	We expect to receive final clarification later in the year around our minimum requirements for eligible liabilities (MREL) and funds. Based on our current understanding and from discussions with the regulator, we believe the most efficient way of meeting the majority of our requirements will be with the issuance of senior unsecured debt from the holding company. The debt will then be downstreamed to the operating company in a compliant form.

•	The total drawdown of UK Treasury Bills under the various Funding for Lending Schemes (FLS) increased £1.0bn to £3.2bn, demonstrating our commitment to small and medium sized enterprises. It is our current intention to utilise the recently announced Term Funding Scheme (TFS).

Santander UK Group Holdings plc	7

Quarterly Management Statement, 30 September 2016

Credit quality 1

	Customer loans	NPLs	NPL ratio	NPL coverage	9M Gross write-offs	Loan loss allowance
30.09.16	£bn	£m	%	%	£m	£m
Retail Banking	165.8	2,263	1.36	30	147	675
Residential mortgages	153.8	2,139	1.39	16	25	343
Consumer finance and other unsecured lending	12.0	124	1.03	268	122	332
Lending to corporates	28.3	710	2.51	44	21	315
Commercial Banking	21.8	652	2.99	40	21	259
Global Corporate Banking	6.5	58	0.89	97	—	56
Corporate Centre	7.1	117	1.65	91	6	106

	201.2	3,090	1.54	35	174	1,096

	Customer loans	NPLs	NPL ratio	NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.15	£bn	£m	%	%	£m	£m
Retail Banking	164.8	2,373	1.44	32	212	762
Residential mortgages	152.8	2,252	1.47	19	40	424
Consumer finance and other unsecured lending	12.0	121	1.01	279	172	338
Lending to corporates	26.4	596	2.26	49	111	293
Commercial Banking	20.9	586	2.80	44	83	260
Global Corporate Banking	5.5	10	0.18	330	28	33
Corporate Centre	7.4	87	1.18	117	45	102

	198.6	3,056	1.54	38	368	1,157

•	The Retail Banking portfolio had lower NPL and coverage ratios, driven by mortgage impairment releases due to the continued rise in house prices and improving quality of the portfolio.

•	The NPL ratio for total lending to corporates increased to 2.51%, with a moderate increase in NPLs from two loans, partially offset by asset growth. In Commercial Banking a loan of £50m moved to non-performance, but with high quality collateral held against it. In Global Corporate Banking a loan of £43m also moved to non-performance in Q216.

•	The loan loss rate in Retail Banking fell to 0.03% (2015: 0.05%) and the Commercial Banking loan loss rate was steady at 0.19% (2015: 0.19%).

	Customer loans	NPLs	NPL ratio	NPL coverage	9M / 12M Gross write-offs	Loan loss allowance
Commercial Real Estate (CRE)	£bn	£m	%	%	£m	£m
30.09.16	9.3	202	2.17	31	1	63
31.12.15	9.2	168	1.83	43	13	72

•	The CRE portfolio of £9.3bn represents 33% of our lending to corporates and 5% of total customer loans.

•	The portfolio is well diversified across sectors, with no significant regional or single name concentration.

•	Total exposures to CRE amounted to £10.5bn (2015: £10.5bn), with a weighted average LTV of 52% (2015: 52%). [2]

•	We maintained a prudent approach to lending, with no new business written above 70% LTV (2015: nil) and 95% written at or below 60% LTV (2015: 84%).

•	Despite an increase in NPLs in 9M16, the portfolio remains well covered with an NPL coverage ratio of 31% and low write-offs of £1m.

1.	See Appendix 1 for notes and Appendix 2 for glossary.
2.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 9% of exposures.
3.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	8

Quarterly Management Statement, 30 September 2016

	30.09.16		31.12.15
Mortgage interest rate profile	£bn of total stock	% of total stock	£bn of total stock	% of total stock
Fixed rate	89.2	58	82.6	54
Variable rate	34.1	22	34.4	23
Standard Variable Rate	30.5	20	35.8	23

Total residential mortgages	153.8	100	152.8	100

•	SVR attrition was driven by customer refinancing, either internally or through re-mortgaging and customer sentiment over expected future interest rate movements. The SVR attrition was £5.3bn (9M15: £6.2bn).

•	The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and our distribution strategy. Home movers and re-mortgagers represented 44% and 33% of total stock respectively, with first-time buyers at 19% and buy-to-let (BTL) at 4%.

•	We continued to build our BTL book by focusing on non-professional landlords, as this segment is closely aligned with residential mortgages; this also accounts for the majority of the BTL market. In 9M16, we completed 9,700 BTL mortgages, representing 9% of new business flow, at an average LTV of 68%. In line with the market, we saw a spike in BTL mortgages ahead of the Apr16 stamp duty increase.

	30.09.16		31.12.15
Mortgage geographical distribution	£bn of total stock	% of total stock	£bn of total stock	% of total stock
East Anglia	4.9	3	4.9	3
London	37.0	23	35.6	23
Midlands	15.7	10	15.9	10
North and North West	15.5	10	15.8	10
Northern Ireland	3.9	3	4.0	3
Scotland	7.0	5	7.3	5
South East excluding London	45.6	30	44.8	30
South West and Wales	16.9	11	17.0	11
Yorkshire and Humberside	7.3	5	7.5	5

Total residential mortgages	153.8	100	152.8	100

•	Average loan size for new business were broadly in line at £200,000 for the UK overall, £265,000 for the South East including London and £143,000 for the rest of the UK. The loan-to-income multiple [1] of mortgage lending in 9M16 was 3.15 (Dec15: 3.10).

	30.09.16		31.12.15
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	17	46	16	40
>50-75%	43	41	41	42
>75-85%	24	8	27	10
>85-100%	16	4	16	6
>100%	—	1	—	2

Simple average LTV	64	43	65	45

•	We maintained our prudent lending criteria, with an average LTV of 64% on new lending. Our lending with an LTV of over 85% accounted for 16% of new business flow. Stock LTV was lower at 43%.

1.	Average earnings multiple of new business at inception in the nine months ended 30 Sep16 and the year ended 31 Dec15.

Santander UK Group Holdings plc	9

Quarterly Management Statement, 30 September 2016

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business.

	9M16	9M15	Change
Summary income statement	£m	£m	%
Net interest income	2,230	2,240	—
Non-interest income [1]	430	404	6

Operating income	2,660	2,644	1

Operating expenses before impairment losses, provisions and charges	(1,275)	(1,333)	(4)
Impairment losses on loans and advances	(57)	(82)	(30)
Provisions for other liabilities and charges	(116)	(153)	(24)

Profit before tax	1,212	1,076	13

9M16 compared to 9M15

•	Net interest income was broadly flat, with continued SVR mortgage attrition and pressure on new lending margins, offset by higher asset volumes and liability margin improvement.

•	Non-interest income increased 6%, with higher 1|2|3 Current Account fees, partially offset by reduced investment fees and lower credit card interchange income.

•	Operating expenses before impairment losses, provisions and charges were down 4% with operational efficiencies, partially offset by continued investment in business growth and digital enhancements.

•	Impairment losses on loans and advances decreased 30%, driven by the continued strong credit quality of the portfolio with lower write-offs and charges.

•	Provisions for other liabilities and charges decreased 24%, mainly due to lower non-PPI conduct costs that offset an additional £30m PPI provision charge in this quarter for a specific portfolio under a past business review.

Balances	30.09.16 £bn	31.12.15 £bn
Customer loans	165.8	164.8
- of which mortgages	153.8	152.8
- of which consumer finance	6.6	6.3
- of which other unsecured lending	5.4	5.7
RWAs	42.9	42.4
Customer deposits	143.8	137.3
- of which savings	64.8	70.3
- of which current accounts	64.5	53.2
- of which other retail products	14.5	13.8

•	Mortgage net lending was £1.0bn, with the total stock balance up at £153.8bn. This was driven by strong BTL net lending in Q116 and continued mortgage retention (c.80%), offset by lower application and approval volumes in the last two quarters partly due to a management pricing action as we continue to focus on customer service.

•	Consumer finance balances increased 5%, arising from higher car dealer funding. Other unsecured lending balances, which include bank overdrafts, unsecured personal loans (UPL), and credit cards, were slightly lower at £5.4bn in an increasingly competitive market.

•	Customer deposits increased £6.5bn as current account balances continued to grow strongly, mainly through 1|2|3 Current Account with a net inflow of £11.3bn in total current account balances. This growth was partially offset by lower demand for savings products with balances reducing £5.5bn.

•	Retail Banking deposit spread was (0.60)% (Dec15: (0.63)%). [2]

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.

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Quarterly Management Statement, 30 September 2016

Retail Banking (continued)

Business volumes [1]	9M16	9M15
Mortgage gross lending	£19.5bn	£19.6bn
Mortgage net lending	£1.0bn	£2.2bn
Consumer finance gross lending	£2,449m	£2,291m
Consumer finance net lending	£324m	£490m
Other unsecured net lending	£(306)m	£503m

•	Mortgage gross lending was £19.5bn and we helped 18,600 first-time buyers (£3.1bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £2.1bn to £53.0bn (Dec15: £55.1bn) while BTL mortgage balances increased £1.2bn to £6.2bn (Dec15: £5.0bn).

•	Consumer finance gross lending was £2,449m and net lending £324m, with retail loans and car dealer funding benefitting from the PSA cooperation and continued improvements in service. [2]

•	Other unsecured net lending balances, which include bank overdrafts, UPL, and credit cards, decreased due to lower new credit card sales in an increasingly competitive environment.

Business development

•	1|2|3 World customers increased to 5.1 million, with 440,000 new customers in the period. Although the 1|2|3 Current Account fee change took effect in Jan16, we continue to be a net gainer in the current account switcher market and customer deposit growth remained strong.

•	In Aug16, we announced further changes to the 1|2|3 Current Account in response to the market expectation of lower for longer interest rates compounded by increased costs brought about by changes in the banking industry. Taking effect from 1 November 2016, the 1|2|3 Current Account will pay a single interest rate of 1.50% on balances up to £20,000, with no changes to the cashback benefit. We believe the 1|2|3 Current Account continues to be an outstanding proposition for many customers.

•	In Oct16, we also launched the All in One Credit Card and the Zero Credit Card to meet a wider range of customers’ needs and renamed the Santander Credit Card the Everyday Credit Card. The 1|2|3 Credit Card is no longer available to new customers.

•	Our digital transformation programme continues with the Jul16 release of an enhanced online credit card application process that allows customers to save partially completed applications and request balance transfers on the same application form. Additionally, in Sep16 we launched Android Pay, to complement our existing Apple Pay service, and the Spendlytics app for Android. We also simplified our customer processes with an online mortgage application tool that works on any device. The application enables customers to remortgage in c40 minutes and provides them with an instant decision. Additionally, we are working with a number of Fintech companies to identify innovative solutions. One such example is our partnership with Kabbage, who provide the technology platform for our Working Capital Loans solution that gives UK SMEs access to same day funding.

•	We continued to grow our digital customer base, gaining an average of 1,500 new active mobile users per day and now have 1.1 million customers who exclusively use our mobile app in their transactions with us. In the same period 42% of our mortgages were retained online, 37% of total openings of current accounts and 43% of credit card applications were made through digital channels. Additionally, 25% of Business Current Accounts were opened via a digital channel, following the successful launch of a shorter and digitalised application form for business banking clients.

•	We are growing our Wealth Management business, building on existing foundations, and expanding our digital proposition to improve customer loyalty further. In Jun16 we launched Investment Hub, a new digital platform which enables customers to service their investments online, and gives them access to over 1,500 funds from Santander Asset Management and other leading fund managers. The investment platform complements our Financial Planning service that offers investment advice to customers on a range of products via our branch network.

1.	Gross and net lending figures exclude any assets purchased or transferred during the period.
2.	The Santander UK group through Santander Consumer (UK) plc and Banque PSA Finance, S.A., the auto finance unit of Group PSA Peugeot Citroen, entered into an agreement. They set up a cooperation, PSA finance UK Limited, to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry.

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Quarterly Management Statement, 30 September 2016

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers.

	9M16	9M15	Change
Summary income statement	£m	£m	%
Net interest income	369	336	10
Non-interest income [1]	74	86	(14)

Operating income	443	422	5

Operating expenses before impairment losses, provisions and charges	(250)	(248)	1
Impairment losses on loans and advances	(26)	(24)	8
Provisions for other liabilities and charges	(1)	(1)	—

Profit before tax	166	149	11

9M16 compared to 9M15

•	Net interest income increased 10%, resulting from continued growth in customer lending and improved cost of funding from higher deposits that were driven by the enhanced franchise and broader range of services.

•	Non-interest income decreased 14%, with lower asset restructuring and rates management fees partially offset by growth in international fees, up 17%, and digital and payment fees, up 16%, the latter two driven by more loyal customer relationships.

•	Operating expenses before impairment losses, provisions and charges were broadly flat, exhibiting our strong cost management focus.

•	Impairment losses on loans and advances were broadly flat, with the loan book continuing to perform well, supported by our prudent lending policy.

•	Provisions for other liabilities and charges were flat at £1m.

Balances	30.09.16 £bn	31.12.15 £bn
Customer loans	21.8	20.9
- of which SMEs	13.4	13.6
- of which mid corporate	8.4	7.3
RWAs	21.7	20.9
Customer deposits	19.7	18.1

•	Customer loans increased £0.9bn to £21.8bn, despite a competitive environment, economic uncertainty and the resulting slowdown in SME activity this year.

•	RWAs increased broadly in line with asset growth.

•	We continue to attract deposit balances through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 30 September 2016

Commercial Banking (continued)

Business volumes	9M16	9M15
New facilities	£6,100m	£6,800m
Bank account openings	5,380	5,890
Online banking (Connect) active users	27,740	24,340

•	We continue to open bank accounts and extend new facilities, despite a competitive environment and economic uncertainty. Our Relationship Managers (RMs) continue to build their portfolios by leveraging our comprehensive suite of products and services. We expect them to grow their portfolios and improve returns, following the productivity curve achieved in our more mature CBCs.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 14% year on year.

Business development

•	Building on the expertise and presence of Banco Santander, we offer international solutions so that our clients can develop and manage their business through our global network. Target clients, of which c70% [1] engage in international trade, can use platforms such as Connect, Trade Portal, Trade Club and the Santander Passport service, to expand and manage their business internationally. SMEs that engage in international trade are less exposed to economic events, have a lower rate of default and tend to have a single banking relationship. By focusing on specific sectors, we continue to develop expertise in meeting our clients’ needs and increase customer advocacy.

•	The Breakthrough programme gives our clients the tools to develop and grow their business. In the first nine months of the year, Breakthrough Talent supported 2,277 work placements and internships and Breakthrough Growth Capital assisted 22 businesses in accessing £64m of facilities. Since inception, the Growth Capital team has completed 112 loans for 84 companies, providing £318m of facilities, which will create over 6,000 jobs. In addition, our Breakthrough International programme organised trade and virtual trade missions, and International Round Table events for clients to speak with country experts.

•	Our continued efforts and innovative offering was recognised at the 2016 Business Moneyfacts Awards. We won a number of prestigious awards including: ‘Business Bank of the Year’ for the second consecutive year and the ‘Innovation in the SME Finance Sector’ to name a few. This industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength and value of our overall proposition for businesses, built on our relationship banking approach.

1.	Source: Office for National Statistics. Proportion of businesses trading internationally with annual turnover between £10m to £500m.

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Quarterly Management Statement, 30 September 2016

Global Corporate Banking

Global Corporate Banking (GCB) services corporate clients with a turnover of £500m and above per annum and financial institutions, as well as supporting the rest of Santander UK’s business segments. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions.

Summary income statement	9M16 £m	9M15 £m	Change %
Net interest income	61	56	9
Non-interest income [1]	258	229	13

Operating income	319	285	12

Operating expenses before impairment losses, provisions and charges	(212)	(217)	(2)
Impairment losses on loans and advances	(21)	20	n.m.
Provisions for other liabilities and charges	—	—	—

Profit before tax	86	88	(2)

9M16 compared to 9M15

•	Net interest income increased 9% to £61m, with ongoing demand for project and acquisition finance, transactional services and factoring products offsetting continued asset margin compression.

•	Non-interest income increased 13% to £258m, underpinned by ongoing demand for derivative and cash sales activities.

•	Operating expenses before impairment losses, provisions and charges decreased 2% to £212m, as we continue to implement our target operating model.

•	Impairment losses on loans and advances increased due to the impairment of a single loan that moved to non-performance in Q216 and the absence of releases in the period.

•	There were no provisions for other liabilities and charges in the period.

Balances	30.09.16 £bn	31.12.15 £bn
Customer loans	6.5	5.5
RWAs	17.1	15.4
Customer deposits	2.8	3.0

•	Customer loans increased to £6.5bn, with two sizeable client drawdowns, in addition to other refinancing and origination activities relating to project and acquisition finance and transactional services.

•	RWAs were significantly impacted by market volatility which increased credit, counterparty and market risk. RWAs attributable to customer loans equated to £8.5bn (Dec15: £7.8bn), reflecting reductions in undrawn facilities partially offset by new lending.

•	Customer deposits were slightly lower at £2.8bn.

Business development

•	We further refined our client centric business model to deepen our relationship with clients and increase customer loyalty. At the same time, we aim to increase connectivity across GCB units in different countries with integrated client coverage.

•	Our franchise continues to transition towards a capital-light business model. We see opportunities to drive fee income growth and yield maximum return on capital with our transactional, FX and advisory services.

•	Cost management and governance oversight remains a key focus as we streamline our processes, while adhering to regulatory and compliance obligations.

•	We continue to improve our client experience by investing in an end-to-end Client On-Boarding & Management (COBAM) function that will simplify our customer on-boarding processes.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	14

Quarterly Management Statement, 30 September 2016

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	9M16 £m	9M15 £m	Change %
Net interest (expense) / income	(4)	43	n.m.
Non-interest income [1]	173	35	n.m.

Operating income	169	78	n.m.

Operating expenses before impairment losses, provisions and charges	(55)	(1)	n.m.
Impairment losses on loans and advances	1	34	n.m.
Provisions for other liabilities and charges	(24)	—	n.m.

Profit before tax	91	111	(18)

9M16 compared to 9M15

•	Net interest expense of £4m down from £43m income, reflects changes in the commercial balance sheet profile and in part an increased wholesale issuance cost. This cost increased with the commencement of senior unsecured issuance from the holding company.

Due to the lower interest rate environment, we envisage that net interest income from the structural hedge will decrease as a result of matured positions reinvested at lower prevailing rates. The majority of new mortgage flows are left un-hedged to provide stable returns on equity and current accounts, the average duration of our new mortgage flows is about 2.5 years.

•	Non-interest income benefitted from a £119m gain on the sale of our Visa Europe Limited shareholding in Q216, and mark-to-market movements on economic hedges.

•	Operating expenses before impairment losses, provisions and charges represent £55m of regulatory compliance and project costs relating to Banking Reform.

•	Impairment losses on loans and advances at £1m, with lower releases from asset disposals than in 9M15.

•	Provisions for other liabilities include restructuring costs.

Balances	30.09.16 £bn	31.12.15 £bn
Non-core customer loans	7.1	7.4
- of which Social Housing	5.9	6.2
RWAs	7.4	7.1
Customer deposits	3.2	3.9

•	Non-core customer loans decreased in the period, as we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

•	RWAs increased with the impact of higher market volatility on counterparty credit partially offset by the reduction in non-core customer loans and the sale of our Visa Europe Limited shareholding. RWAs attributable to non-core customer loans amounted to £1.4bn (Dec15: £1.5bn).

•	Customer deposits decreased £0.7bn, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	15

Quarterly Management Statement, 30 September 2016

Summarised consolidated quarterly trends

Summarised consolidated quarterly trends	Q316 £m	Q216 £m	Q116 £m	Q415 £m	Q315 £m
Net interest income	883	888	885	900	892
Non-interest income [1,2]	264	401	270	244	254

Total operating income	1,147	1,289	1,155	1,144	1,146

Total operating expenses before impairment losses, provisions and charges [2]	(586)	(607)	(599)	(604)	(598)

Impairment losses on loans and advances	(40)	(50)	(13)	(14)	5
Provisions for other liabilities and charges [2]	(44)	(86)	(11)	(608)	(57)

Total operating impairment losses, provisions and charges	(84)	(136)	(24)	(622)	(52)

Profit / (loss) before tax	477	546	532	(82)	496

Tax on profit / (loss)	(152)	(153)	(154)	(73)	(112)

Profit / (loss) after tax for the period	325	393	378	(155)	384

NIM	1.47%	1.50%	1.50%	1.52%	1.52%

Banking NIM [3]	1.75%	1.78%	1.78%	1.80%	1.80%

Q316 compared to Q216

Variances largely followed the trends outlined for 9M16 versus 9M15, with the following notable exceptions:

•	Non-interest income was lower due to the £119m gain on the sale of our Visa Europe Limited shareholding reported in Q216.

•	Operating expenses were down 3% as we continue to manage our cost base.

•	Impairment losses on loans and advances declined, primarily due to the absence of a Q316 impairment charge in GCB.

•	The tax on profit decreased slightly due to lower profits and the disallowance of conduct provisions for tax purposes.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	A number of specific gains and expenses impacted the financial results for 9M16, with an aggregate impact on profit before tax of £64m. See Appendix 1 for reconciliation to the nearest IFRS measure.
3.	Non-IFRS measure. See Appendix 1.

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Quarterly Management Statement, 30 September 2016

Appendix 1 – Notes

•	Bacs – Current Account Switch Service (CASS) guarantee

The published Bacs branded data referenced is for switches completed between 1 April 2015 and 31 March 2016 and shows Santander UK gained 250,786 switchers, with a net gain of 138,610. Bacs branded data is published six months in arrears. Bacs industry data shows 3,079,704 full switches were completed between 16 September 2013 and 30 September 2016. Santander UK management information identifies 783,898 full switchers in the same period, representing approximately one-in-four full switches since the launch of CASS.

•	Corporate customer satisfaction

The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,773 interviews made in the year ending Sep16 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	KPIs and targets 2016-2018

These KPIs were established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. Three of our 2018 ‘shareholder’ targets were revised to reflect new economic environment at the 2016 Group Strategy Update event in London. All KPIs are presented at 30 September 2016. We will report annually on people, communities, and net fee income CAGR KPIs.

Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE 1, and customer satisfaction, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the twelve months ended 30 September 2016. The figure for people supported is the cumulative of 1 January 2016 to 31 December 2018. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking segment.

1.	Non-IFRS measure. See Appendix 1.

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Quarterly Management Statement, 30 September 2016

Appendix 1 – Notes (continued)

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The current account customer satisfaction score refers to the proportion of extremely and very satisfied main current account customers.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 September 2016 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

•	Visa Europe Limited shareholding sale

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for 9M16.

•	1|2|3 World customer profile and metrics

1|2|3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1|2|3 Current Account holders have a primary banking relationship (vs. 46% for our non-1|2|3 Current Account); 68% of 1|2|3 Current Account holders are loyal and 33% are affluent customers (vs. 23% and 6% respectively for our non-1|2|3 Current Account); on average 1|2|3 Current Account customers hold 2.1 products (vs. 1.5); and average liabilities (banking and savings) held by 1|2|3 Current Account holders are 5.3x 1 higher than for non-1|2|3 Current Account customers.

1.	Average account balances are combined savings and banking liability balances.

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Quarterly Management Statement, 30 September 2016

Appendix 1 – Alternative Performance Measures (APMs)

European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. APMs measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. These non-IFRS measures are not a substitute for IFRS measures.

We have identified the following APMs:

1.	RoTE

2.	Banking NIM

3.	Adjusted profit before tax

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provide useful information to investors regarding the Santander UK group’s results of operations.

1. RoTE [1]	30.09.16 £m	Phasing adjustment £m	Adjusted £m
9M16 profit after tax	1,096		—

Annualised 9M16 profit after tax	1,464		—
Less non-controlling interest of annualised profit	(46)		—

Annualised profit due to equity holders of the parent (A)	1,418	(129)	1,289

Average ordinary shareholders’ equity (B)	14,014		—
Average goodwill and intangible assets	(2,282)		—

Average tangible equity (C)	11,732	(22)	11,710

Return on ordinary shareholders’ funds (A/B)	10.1%		n.a.

RoTE (A/C)	12.1%		11.0%

RoTE	31.12.15 £m
2015 profit after tax	962
Less non-controlling interest	(48)

Profit due to equity holders of the parent (A)	914

Average ordinary shareholders’ equity (B)	13,390
Average goodwill and intangible assets	(2,209)

Average tangible equity (C)	11,181

Return on ordinary shareholders’ funds (A/B)	6.8%

RoTE (A/C)	8.2%

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2015: £101m), FSCS (2015: £76m), gain on sale of the Visa Europe Limited shareholding and the biannual dividend payments. FSCS charges and the UK Bank Levy are annual charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. Therefore, the profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio.

Management does not assess ‘Return on ordinary shareholders’ funds’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ funds’ is unavailable without unreasonable efforts.

1.	For the definition of RoTE see Appendix 2 - Glossary.

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Quarterly Management Statement, 30 September 2016

2. Banking net interest margin [1]	30.09.16 £m	31.12.15 £m
Net interest income (annualised) (A)	3,548	3,575
Average interest earning assets (B)	239,950	232,918
Average customer assets (C)	200,455	195,529

Net interest margin (A/B)	1.48%	1.53%

Banking net interest margin (A/C)	1.77%	1.83%

3. Adjusted Profit before tax	9M16 £m	9M15 £m
Non-interest income

Reported	935	754
Adjust for gain on sale of Visa Europe Limited shareholding	(119)	—

Adjusted	816	754

Operating expenses before impairment losses, provisions and charges
Reported	(1,792)	(1,799)
Adjust for Banking Reform costs	55	—

Adjusted	(1,737)	(1,799)

Profit before tax	1,555	1,424

Specific gains and expenses:	(64)	—

- Non-interest income	(119)	—
- Operating expenses before impairment losses, provisions and charges	55	—

Adjusted profit before tax	1,491	1,424

The financial results for 9M16 included a number of specific gains and expenses. Management believe that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax for 9M16 was £64m.

1.	For the definition of Banking NIM see Appendix 2 - Glossary.

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Quarterly Management Statement, 30 September 2016

Appendix 2 – Glossary

Our glossary of the main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

Term	Definition

1|2|3 World	The 1|2|3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, house insurance and special deals. The products include the 1|2|3 Current Account, the 1|2|3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1|2|3 Mini (for children, in Trust), Student, Graduate, and Postgraduate accounts.

1|2|3 World customer	A customer who holds one of our 1|2|3 current accounts, 1|2|3 Credit Card (including additional card holders) or the 1|2|3 Mini Account (in Trust). Trustees are not classed as 1|2|3 World customers. All customers must meet the eligibility for each product and 1|2|3 World offer.

Banking NIM	Banking net interest margin. Net interest income divided by average customer assets.

Business Banking	Enterprises with a turnover of up to £250,000 per annum.

Common Equity Tier 1 (CET 1) capital	CET 1 capital is the called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET 1 capital ratio is CET 1 capital as a percentage of risk-weighted assets.

Commercial Real Estate (CRE)	CRE is lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.

Corporates	Include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

Cost-to-income ratio	Total operating expenses as a percentage of total income.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in the Risk review for industry specific definitions of individual products.

Customer accounts/ customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Customer funding gap	Customer loans less customer deposits.

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app at least once in the month. In line with Banco Santander reporting, 2015 figures were restated to include Business Banking.

Dividend payout ratio	Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interests). Dividend declared can be lower than target pay-out ratio of 50% for timing reasons. The payment of each dividend is subject to regulatory approval.

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Loan impairment provisions	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may be either identified or unidentified and individual or collective.

Impairment losses	The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

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Quarterly Management Statement, 30 June 2016

Appendix 2 – Glossary (continued)

Term	Definition

LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets.

Loan loss rate	Defined as a rolling twelve months impairment charge on loans and advances divided by average loans and advances.

Loan-to-deposit ratio (LDR)	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Loan-to-income multiple	An average earnings multiple of new business at inception.

Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loyal customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received as part of the Bank of England and HM Treasury’s Funding for Lending Scheme (FLS).

Mortgages	Refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

Mortgage retention	Applied to mortgages four months post-maturity and is calculated as a twelve-month average of retention rates.

n.m.	Not meaningful when the change is above 100%.

Net interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.

Non-performing loans (NPLs)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Credit risk management – risk measurement and control’ in the Risk review section of the 2015 Annual Report.

NPL ratio	NPLs as a percentage of loans and advances to customers.

Other Retail Products	Other Retail products include Business Banking, Cater Allen, Structured Products, cahoot and the branch in Jersey.

PRA end-point Tier 1 leverage ratio	CRD IV end-point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014. In July 2016, the definition was amended to exclude from the calculation for total exposure those assets held against central banks that are matched by deposits in the same currency and of equal or longer maturity.

Return on average tangible equity (RoTE)	The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.

Select customers	Customers who have a Santander Current Account plus one of the following: monthly credit turnover of £5k, or savings, banking and investments worth £75k, or a Santander mortgage on a property worth a minimum of £500k.

SVR	Standard Variable Rate for mortgages.

Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.

Santander UK Group Holdings plc	22

Quarterly Management Statement, 30 September 2016

Appendix 3 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2015 Annual Report filed on Form 20-F.

Summarised consolidated income statement	9M16 £m	9M15 £m
Net interest income	2,656	2,675
Non-interest income [1]	935	754

Total operating income	3,591	3,429

Operating expenses before impairment losses, provisions and charges	(1,792)	(1,799)

Impairment losses on loans and advances	(103)	(52)
Provisions for other liabilities and charges	(141)	(154)

Total operating impairment losses, provisions and charges	(244)	(206)

Profit before tax	1,555	1,424
Tax on profit	(459)	(307)

Profit after tax for the period	1,096	1,117

Summary of segmental balance sheet assets and liabilities	30.09.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	165.8	164.8
Commercial Banking	21.8	20.9
Global Corporate Banking	6.5	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.2	198.6
Other assets	103.1	82.8

Total assets	304.3	281.4

Customer deposits
Retail Banking	143.8	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	2.8	3.0
Corporate Centre	3.2	3.9

Total customer deposits	169.5	162.3
Medium term funding	49.8	50.4
Other liabilities	68.8	53.0

Total liabilities	288.1	265.7

Shareholders’ equity	15.8	15.3
Non-controlling interest	0.4	0.4

Total liabilities and equity	304.3	281.4

Summarised consolidated capital	30.09.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.9	14.9
Risk-weighted assets (RWAs)	89.1	85.8
Total capital ratio	16.7%	17.4%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	23

Quarterly Management Statement, 30 September 2016

Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2015 Annual Report filed on Form 20-F.

Summarised consolidated income statement	9M16 £m	9M15 £m
Net interest income	2,656	2,675
Non-interest income [1]	935	754

Total operating income	3,591	3,429

Operating expenses before impairment losses, provisions and charges	(1,790)	(1,797)

Impairment losses on loans and advances	(103)	(52)
Provisions for other liabilities and charges	(141)	(154)

Total operating impairment losses, provisions and charges	(244)	(206)

Profit before tax	1,557	1,426
Tax on profit	(460)	(307)

Profit after tax for the period	1,097	1,119

Summary of segmental balance sheet assets and liabilities	30.09.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	165.8	164.8
Commercial Banking	21.8	20.9
Global Corporate Banking	6.5	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.2	198.6
Other assets	103.1	82.8

Total assets	304.3	281.4

Customer deposits
Retail Banking	143.8	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	2.8	3.0
Corporate Centre	3.2	3.9

Total customer deposits	169.5	162.3
Medium term funding [2]	49.8	50.4
Other liabilities	68.8	53.0

Total liabilities	288.1	265.7

Shareholders’ equity	16.1	15.6
Non-controlling interests	0.1	0.1

Total liabilities and equity	304.3	281.4

Summarised consolidated capital	30.09.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.9	15.6
Risk-weighted assets (RWAs)	89.1	85.8
Total capital ratio	17.8%	18.2%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Medium term funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Santander UK Group Holdings plc	24

Quarterly Management Statement, 30 September 2016

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the nine months ended 30 September 2016 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ from the United Kingdom as reported by Banco Santander, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is the largest bank in the euro zone by market capitalisation and among the top banks on a global basis. Founded in 1857, Banco Santander had EUR 1.52 trillion in managed funds, 12,600 branches and 191,100 employees at June 2016. In H116, Banco Santander made attributable profit of EUR 3,280 million, a 4% decrease with respect to the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves around 14 million active customers with 19,700 employees and operates through 841 branches and 69 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 329 to 349 of the Santander UK Group Holdings plc 2015 Annual Report and pages 91 and 92 of the Santander UK Group Holdings plc 2016 Half Yearly Financial Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Santander UK Group Holdings plc	25